FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Geddes, Ray Arthur
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    August, 2000

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Director

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1  - Common Stock
    Line 2  - Common Stock
    Line 3  - Common Stock
    Line 4  - Common Stock
    Line 5  - Common Stock
    Line 6  - Common Stock
    Line 7  - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 -  August 25, 2000
    Line 2 -  August 25, 2000
    Line 3 -  August 25, 2000
    Line 4 -  August 28, 2000
    Line 5 -  August 28, 2000
    Line 6 -  August 30, 2000
    Line 7 -  August 31, 2000

3.  Transaction Code (Instr. 8)

    Line 1  - Code:  S
    Line 2  - Code:  S
    Line 3  - Code:  S
    Line 4  - Code:  S
    Line 5  - Code:  S
    Line 6  - Code:  S
    Line 7  - Code:  S

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount: 14,200 Shares;(A)or(D):Disposed;Price: $8.13 Per Share Line 2 - Amount: 3,000 Shares;(A)or(D):Disposed;Price: $8.00 Per Share Line 3 - Amount: 800 Shares;(A)or(D):Disposed;Price: $8.38 Per Share
    Line 4 - Amount: 400 Shares;(A)or(D):Disposed;Price: $8.56 Per Share Line 5 - Amount: 6,600 Shares;(A)or(D):Disposed;Price: $8.38 Per Share Line 6 - Amount: 13,100 Shares;(A)or(D):Disposed;Price: $8.00 Per Share Line 7 - Amount: 1,000 Shares;(A)or(D):Disposed;Price: $8.00 Per Share

5.  Amount of Securities Beneficially Owned at End of Month 	(Instr. 3 and 4)

     513,547 Shares

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

       9,411 Shares Direct
     504,136 Shares Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

504,136 Shares Indirectly by a Limited Partnership of which Mr. Geddes is the General Partner

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Options

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - Various

 3.  Transaction Date (Month/Day/Year)

    Line 1 - N/A

4.  Transaction Code (Instr. 8)

    Line 1 - N/A

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

    Line 1 - N/A


6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Various

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - N/A

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of
    Month (Instr. 4)

    Call Options on 466,858 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    466,858 Shares Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A


Explanation of Responses:  N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Ray A. Geddes                                    September 11, 2000
**Signature of Reporting Person                         Date